

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Lance Alstodt
President and Chief Executive Officer
BioRestorative Therapies, Inc.
40 Marcus Drive, Suite One
Melville, New York 11747

>   **Re: BioRestorative Therapies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 3, 2024**
>   **File No. 333-278488**

Dear Lance Alstodt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Fred Skolnik